
MAYER
BROWN
ROWE
& MAW

July 18, 2005

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



05009832

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

SUPPL

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated July 15, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17309823

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	July 15, 2005	

SCHWARZ PHARMA Acquires Remaining Rights to Rotigotine from Aderis

Strategic move to enhance future earnings; one-time R&D expense of €58 million reduces net result for 2005; break-even outlook on adjusted basis remains unchanged.

SCHWARZ PHARMA announced today that it has acquired all remaining rights to the rotigotine compound from Aderis Pharmaceuticals, Inc., USA.

"We are very pleased with this acquisition as it makes strong financial sense at a time when rotigotine is under review for approval in the U.S. and Europe," stated Patrick Schwarz-Schütte, CEO of SCHWARZ PHARMA AG. "With this transaction we buy-out the future rotigotine royalties and milestones which enhances our profitability once the drug is on the market. This acquisition further underlines our commitment to this promising compound."

In addition to the remaining rights to rotigotine, the agreement includes certain financial rights associated with other Aderis assets thus offering additional upside-potential. The transaction will be treated as a one-time, non-recurring, in-process R&D expense of approximately €58 million. The acquisition is financed through internal funds. SCHWARZ PHARMA reported a cash position of €182.8 million for the first quarter 2005.

As a result, the as reported outlook for 2005 will be impacted by the one-time expense of €58 million resulting in a net loss of approximately €58 million. However, on an adjusted basis the net income outlook remains unchanged at a break-even level.

SCHWARZ PHARMA had licensed the worldwide development and marketing rights to rotigotine from Aderis in 1998, which was subject to royalty and milestone payments. SCHWARZ PHARMA has filed marketing applications for the rotigotine transdermal system for the treatment of early stage Parkinson's disease with the European and U.S. regulatory authorities. The rotigotine transdermal system is also being developed for the treatment of Restless Legs Syndrome, which is currently in Phase III. Phase I trials with rotigotine formulated as a nasal spray for

acute symptoms of Parkinson's disease were completed in April 2005, with Phase II to start at the end of this year.

Aderis Pharmaceuticals, Inc., founded in 1994, is a privately-held biopharmaceutical company headquartered in Hopkinton, Massachusetts and has research facilities in Richmond, Virginia.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866